Exhibit 99.18

FORMATION CAPITAL CORPORATION

Suite 1510 – 999 West Hastings Street.

Vancouver, British Columbia  V6C 2W2

Telephone:  (604) 682-6229

NOTICE OF 2005 ANNUAL GENERAL MEETING

TAKE NOTICE that the 2005 Annual General Meeting of the shareholders of FORMATION CAPITAL CORPORATION (hereinafter called the "Company") will be held at Suite 1510, 999 West Hastings Street, Vancouver, British Columbia, on:

Friday, June 24, 2005

at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1.

to receive the Report of the Directors;

2.

to receive the financial statements of the Company for its fiscal year ended February 28, 2005 and the report of the Auditor thereon

3.

to appoint an Auditor for the ensuing year;

4.

to set the number of directors and to elect Class I directors; and

5.

to transact such other business as may properly come before the Meeting.

An Information Circular and a form of Proxy accompany this Notice.  The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Registered shareholders are entitled to vote at the Meeting in person or by proxy.  Registered shareholders who are unable to attend the Meeting, or any adjournment thereof, in person, are requested to read, complete, sign and return the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying this Notice.  Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 1st day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

OF FORMATION CAPITAL CORPORATION

“J. Scott Bending”

President